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                                  UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549



                                  SCHEDULE 13G

                     Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                             Fidelity Bancorp, Inc.
                                Name of Issuer


                                  Common Stock
                          Title of Class of Securities


                                   31583B-10-5
                                  CUSIP Number

Check the following box if a fee is being paid with this statement . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover pay shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  31583B-10-5          13G


1.     NAME OF REPORTING PERSON
       S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Fidelity Federal Savings Bank
       Employee Stock Ownership Plan
       IRS ID No. 36-1721855

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a)     [ ]
       (b)     [ ]

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION
       Federally chartered stock savings institution's employee stock


NUMBER OF     5.     SOLE VOTING POWER
SHARES               166,258
BENEFICIALLY
OWNED         6.     SHARED VOTING POWER
BY EACH              124,692
REPORTING
PERSON        7.     SOLE DISPOSITIVE POWER
WITH                 290,950

              8.     SHARED DISPOSITIVE POWER
                     -0-

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       290,950

10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       10.44% of 2,786,578 shares of Common Stock outstanding as of December 31, 1996

12.    TYPE OF REPORTING PERSON*
       EP


*SEE INSTRUCTION BEFORE FILLING OUT!

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Fidelity Federal Savings Bank
Employee Stock Ownership Plan

SCHEDULE 13G

Item 1(a)     Name of Issuer

              Fidelity Bancorp, Inc.

Item 1(b)     Address of Issuer's Principal Executive Offices

              5455 W. Belmont
              Chicago, IL 60641

Item 2(a)     Name of person filing

              Fidelity Federal Savings Bank
              Employee Stock Ownership Plan
              Trustee:  Harris Bank - Palatine
                        50 N. Brockway Street
                        Palatine, IL 60078

Item 2(b)ADDRESS OF PRINCIPAL BUSINESS OFFICES OR, IF NONE, RESIDENCE

         5455 W. Belmont Avenue
         Chicago, IL 60641

Item 2(c)CITIZENSHIP

         Federally chartered stock savings institution's employee stock benefit plan organized in Illinois.

Item 2(d)TITLE OR CLASS OF SECURITIES

         Common Stock par value $.01 per share

Item 2(e)CUSIP NUMBER

         31583B-10-5

Item 3 The person filing this statement is an employee benefit plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974

Item 4   OWNERSHIP

         As of December 31, 1995 the reporting person beneficially owned 290,950 shares of the issuer. This number of shares represents 10.44% of the common stock, par value $.01 of the issuer, based upon 2,786,578 shares of such common stock outstanding as of December 31, 1996. As of December 31, 1996, the reporting person has sole power to vote or to direct the vote of 166,258 of the shares and shares voting power over 124,692 shares. The reporting person has the sole power to dispose or direct the disposition of 290,950 shares of common stock.

Item 5   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         N/A

Item 6   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
         N/A




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Item 7   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT COMPANY

         N/A

Item 8   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         N/A

Item 9   NOTICE OF DISSOLUTION OF GROUP

         N/A

Item 10  CERTIFICATION

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and are not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/11/97
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Date


/S/LINDALEE HANSEN
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SIGNATURE


HUMAN RESOURCE DIRECTOR
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TITLE